EXHIBIT 11
Computation of earnings per share

	Year ended December 31
	2006	2005	2004

BASIC
Income from continuing operations after income taxes	$174,726	$57,199	$25,278
Income from discontinued operations	—	5,928	4,281

Net income	$174,726	$63,127	$29,559

Shares:
Weighted average number of common shares outstanding	8,193,136	8,058,634	8,474,988

Basic earnings per common share:
Income from continuing operations after income taxes	$21.33	$7.10	$2.98
Income from discontinued operations	—	0.73	0.51

Net income	$21.33	$7.83	$3.49

DILUTED
Income from continuing operations after income taxes	$174,726	$57,199	$25,278
Interest expense on 4.50% Notes, net of tax	3,266	3,285	2,618

Income from continuing operations after income taxes	177,992	60,484	27,896
Income from discontinued operations	—	5,928	4,281

Net income	$177,992	$66,412	$32,177

Shares:
Weighted average number of common shares outstanding	10,730,620	10,578,962	10,368,058

Diluted earnings per common share:
Income from continuing operations after income taxes	$16.59	$5.72	$2.69
Income from discontinued operations	—	0.56	0.41)

Net income	$16.59	$6.28	$3.10

Note: Dollars in thousands except per-share amounts